

July 24, 2014

Via E-mail
Mr. Gary C. Lewis
Chief Executive Officer
Uplift Nutrition, Inc.
2681 East Parleys Way
Suite 204
Salt Lake City, UT 84109

>   **Re: Uplift Nutrition, Inc.**
>   **Amendment No. 1 to Form 10-K for the**
>   **Year Ended December 31, 2013**
>   **Filed July 24, 2014**
>   **Response submitted July 18, 2014**
>   **File No. 000-52890**

Dear Mr. Lewis:

We have reviewed your filing and response and have the following comment. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure.

Please respond to this letter within ten business days by amending your filings, by providing the requested information, or by advising us when you will provide the requested response. If you do not believe our comments apply to your facts and circumstances or do not believe an amendment is appropriate, please tell us why in your response.

After reviewing any amendment to your filing and the information you provide in response to these comments, we may have additional comments.

Amendment No. 1 to Form 10-K for the Year Ended December 31, 2013

1.   We note your response to our prior comment plus the amendment filed on July 24, 2014. The first and third paragraphs of the Sadler, Gibb & Associates, LLC audit opinion do not state the period being audited. Please further amend your Form 10-K, specifically Item 8, to include the following:

- A revised audit report from the current auditor that clearly identifies the period audited in both the scope and opinion paragraphs.

- Updated Exhibit 31 certifications referring to the amended annual report.

You may contact Myra Moosariparambil at (202) 551-3796 or Brian McAllister at (202) 551-3341 if you have questions regarding comments on the financial statements and related matters. Please contact me at (202) 551-3871 with any other questions.

Sincerely,

/s/Tia L. Jenkins

Tia L. Jenkins
Senior Assistant Chief Accountant
Office of Beverages, Apparel, and Mining